[GRAPHIC OMITTED]
[LOGO -  IVANHOE MINES LIMITED]
WORLD TRADE CENTRE                                         TEL: 604-688-5755
Suite 654-999 Canada Place                                 FAX: 604-682-2060
Vancouver-British Columbia-Canada V6C3EI                   www.ivanhoemines.com
-------------------------------------------------------------------------------
January 3, 2007

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:   Lily Dang, Staff Accountant

RE:          IVANHOE MINES LTD.
             FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
             FILED APRIL 5, 2006
             FILE NO. 001-32403

Dear Ms. Dang:

     Per our telephone conversation, the purpose of this letter is to confirm the receipt by Ivanhoe Mines Ltd. (the "Company") of the letter dated December 20, 2006 from Karl Hiller, Branch Chief, and the Company's intention to file its response.

     As we discussed, due to the Christmas travel and January vacation schedules of the various personnel who would be involved in the preparation and review of the response to your questions, we will not be in a position to respond within 10 business days as requested in your letter. We confirm that we will provide a response by no later than January 31, 2007.

     Please contact the undersigned at 1-604-331- 9875 if you have any questions or require any further information in connection with this letter.

Yours very truly,

Ivanhoe Mines Ltd.


By: /s/ Tony Giardini
    ----------------------------
Name:    Tony Giardini
Title:   Chief Financial Officer